LUNDIN MINING CORPORATION

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1      Identity of Company

1.1           Name and Address of Company

Lundin Mining Corporation
2101 - 885 West Georgia Street
Vancouver, B.C.
V6C 3E8

1.2           Executive Officer

Anders Haker,
Chief Financial Officer
Telephone: 011-46-8-545-07477

Item 2      Details of Acquisition

2.1            Nature of Business Acquired

Acquisition of North Atlantic Natural Resources AB

Prior to December 30, 2004, Lundin Mining Corporation (the "Company") held 37% of the issued and outstanding shares (the "NAN Shares") of North Atlantic Natural Resources AB ("NAN"), a Swedish based public company the shares of which traded on the O-list at Stockholmsbörsen. From December 30, 2004 to March 18, 2005 the Company acquired (the "NAN Acquisition") 100% of the NAN Shares by:

(a)   acquiring (the "NAN/Boliden Acquisition"),on December 30, 2004, the NAN Shares held by Boliden Mineral AB, thereby increasing its holdings to 74% of the outstanding NAN Shares; and

(b)   acquiring (the "NAN/Public Acquisition") the remaining NAN Shares from the remaining NAN Shareholders pursuant to a public offer made on January 21, 2005 in accordance with the Swedish Industry and Commerce Stock Exchange Committee's mandatory bid rules.

The NAN/Boliden Acquisition completed on December 30, 2004. The offer in respect of the NAN/Public Acquisition was made on January 21, 2005 and expired on March 18, 2005 at which time the Company held 97.6% of the outstanding NAN Shares. The remaining NAN Shares were taken up pursuant to a compulsory purchase.

Acquisition of ARCON International Resources

On March 3, 2005 the Company announced an agreement in principal in respect of a proposed merger of the Company with ARCON International Resources ("ARCON"), an Irish mining and exploration company that was listed on the main markets of the Irish Stock Exchange and the London Stock Exchange. A formal offer was made to the ARCON Shareholders on March 21, 2005 and was declared unconditional on April 12, 2005 following the tender of 84.06% of the outstanding shares (the "ARCON Shares") of ARCON. A further 7.55% of the ARCON Shares were tendered to the offer by April 26, 2005 at which time compulsory acquisition procedures were initiated.

2.2           Date of Acquisition

Acquisition of North Atlantic Natural Resources AB

December 30, 2004 (for accounting purposes)

Acquisition of ARCON International Resources

April 26, 2005 (for accounting purposes)

2.3            Consideration

Acquisition of North Atlantic Natural Resources AB

The aggregate consideration paid by the Company for the NAN Acquisition was 3,560,120 shares (the "Lundin Shares") of the Company having an aggregate value of $40,967,723 and SEK 389,784.25 ($68,988) which was paid in respect of the NAN/Public Acquisition. 2,176,800 of the Lundin Shares were issued in respect of the NAN/Boliden Acquisition and 1,383,320 of the Lundin Shares which were issued in respect of the NAN/Public Acquisition.

The aggregate purchase price has been valued at $41,552,408. See "Interim Consolidated Financial Statements for the Quarter Ended March 31, 2005 – Note 2(b) – Acquisitions – North Atlantic Natural Resources AB".

Acquisition of ARCON International Resources

The aggregate consideration paid in respect of the ARCON Acquisition was valued at USD$120.3 million. See "Interim Consolidated Financial Statements for the Quarter Ended March 31, 2005 – Note 7 – Subsequent Event – Merger between Lundin Mining and ARCON International Resources".

2.4           Effect on Financial Position

Each of NAN and ARCON will be held as indirect wholly-owned subsidiaries of the Company. The Company proposes to operate each of the entities as separate business units.

2.5            Prior Valuations

No valuations of NAN or of ARCON were obtained within the last 12 months by the Company.

2.6            Parties to Transaction

As at the date of the NAN/Boliden Acquisition the Issuer held 37% of the outstanding NAN Shares and NAN was an associated company of the Company.

As at the date of the NAN/Public Acquisition the Issuer held 74% of the outstanding NAN Shares and NAN was an associated company of the Company.

As at the date of the ARCON Acquisition ARCON was not an informed person, associate or affiliate of the Company.

2.7            Date of Report

This Business Acquisition Report is dated July 27, 2005.

Item 3      Details of Acquisition

3.1            Financial Statements

The following financial statements, required by Part 8 of National Instrument 51-102, are included as part of this Business Acquisition Report:

(a)   Audited financial statements of Arcon International Resources P.l.c. for the two years ended December 31, 2004;

(b)   Unaudited interim financial statements of Arcon International Resources P.l.c for the three months ended March 31, 2005 and 2004;

(c)   Audited financial statements of North Atlantic Natural Resources AB (publ.) for the two years ended December 31, 2004;

(d)   Audit Report to the Directors of Lundin Mining Corporation on Differences between Swedish GAAP and Canadian GAAP;

(e)   Supplemental schedule of North Atlantic Natural Resources AB (publ.) of differences between Swedish GAAP and Canadian GAAP; and

(f)    Pro forma Consolidated Financial Statements of Lundin Mining Corporation as at March 31, 2005 and for the periods ended March 31, 2005 and December 31, 2004.

KPMG Bohlins AB and KPMG have not provided their consent for the inclusion, in this Business Acquisition Report, of the Auditors' Reports referenced in 3.1 (a), 3.1 (c) and (d) above.

LUNDIN MINING CORPORATION

By:	"Anders Haker"
Name:	Anders Haker
Title:	Chief Financial Officer

Arcon International Resources P.l.c.

Directors' report and
financial statements

Year ended 31 December 2004

Registered number: 74748

Arcon International Resources P.l.c.

Directors and other information

Directors	T. O'Reilly (resigned 27 April 2005)
K. Ross (resigned 27 April 2005)
P. Kidney
J.P. Hayes (resigned 27 April 2005)
J.S. McCarthy (resigned 27 April 2005)
W.A. Mulligan (U.S.) (resigned 27 April 2005)
W.J. Tilson (resigned 27 April 2005)
J. McCarthy (resigned 27 April 2005)
D. Roxburgh (resigned 27 April 2005)
A. Haker (Swedish) (appointed 27 April 2005)
K. Larsson (Swedish) (appointed 27 April 2005)
K.A. Waplan (Swedish) (appointed 27 April 2005)

Registered office	60 Merrion Road
Ballsbridge
Dublin 4

Secretary	M.G. Graham

Auditors	KPMG
Chartered Accountants
1 Stokes Place
St Stephen's Green
Dublin 2

Solicitors	Matheson Ormsby Prentice
30 Herbert Street
Dublin 2

Arcon International Resources P.l.c.

Directors' report

The directors have pleasure in submitting their annual report together with the audited financial statements of the company for the year ended 31 December 2004.

Principal activity, business review and future developments

The company's main activity during the year was the continued production of zinc concentrate from the Galmoy mine. There has been no significant change in activities during the year and there are no future plans to change the activities of the company. As noted below, the Company became a subsidiary of Lundin Mining Corporation ("Lundin") in April 2005.

Results and dividends

The profit and loss account for the year ended 31 December 2004 and the balance sheet at that date are set out on pages 12 and 13, respectively. The profit for the year amounted to €1,440,000 (2003:loss of €9,682,000).

No dividends or transfers to reserves are recommended by the Directors.

Directors and secretary and their interests

The interests of the Directors and Secretary, all of which were beneficially held, in the ordinary share capital of the Company at 31 December 2003 and 31 December 2004, as adjusted for the effect of the share consolidation (Note 16), were as follows:

	Number of Ordinary Shares
	31 December	31 December
	2003	2004
J.P. Hayes	86,000	86,000
W.P. Kidney	14,903	14,903
J.S. McCarthy	107,814	107,814
W.A. Mulligan	25,000	25,000
T. O'Reilly	679,539	679,539
J.S.D. McCarthy	-	-
D. Roxburgh	-	-
W.J. Tilson	10,000	10,000
K. Ross	75,000	75,000
Secretary
M. Graham	15,000	15,000

On 27 April 2005, Mr. T. O'Reilly Jnr, Mr. J. S. McCarthy, Mr. J. McCarthy, Mr. J. P. Hayes, Mr. W. A. Mulligan, Mr. D. Roxburgh, Mr. W. J. Tilson and Mr. K. Ross resigned as directors, whilst Mr. A. Haker, Mr. K. Larsson and Mr. K.A. Waplan were appointed directors following the acquisition of the company by Lundin.

Mr. W.P. Kidney retires from the Board by rotation and being eligible offers himself for re-election. Mr. A. Haker, Mr. K. Larsson and Mr. K.A. Waplan retire in accordance with the Articles of Association of the company and being eligible offer themselves for re-election.

Arcon International Resources P.l.c.

Directors' report (continued)

Details of the movement in outstanding options, as adjusted for any options granted during the year and the effect of the share consolidation (Note 16), are as follows:

	At 31	Granted	At 31	Exercise	Expiry
Directors	December	During	December	Price Euro	Date
	2003	Year	2004	Cent
J.P. Hayes	46,154	-	46,154	191.88	Aug 2005
	50,000	-	50,000	30.00	Sept 2012
J.S. McCarthy	57,692	-	57,692	191.88	Aug 2005
	50,000	-	50,000	30.00	Sept 2012
J.S.D. McCarthy	100,000	-	100,000	29.00	May 2013
K. Ross	230,769	-	230,769	52.00	Sept 2011
	700,000	-	700,000	30.00	Sept 2012
	100,000	-	100,000	29.00	May 2013
D. Roxburgh	100,000	-	100,000	29.00	May 2013
W.A. Mulligan	28,846	-	28,846	191.88	Aug 2005
	50,000	-	50,000	30.00	Sept 2012
T. O'Reilly	115,385	-	115,385	191.88	Aug 2005
	11,538	-	11,538	518.79	March 2007
W.J. Tilson	69,231	-	69,231	191.88	Aug 2005
	11,538	-	11,538	518.79	March 2007
	50,000	-	50,000	30.00	Sept 2012
W.P. Kidney	20,192	-	20,192	241.63	Dec 2005
	2,308	-	2,308	164.61	June 2009
	23,077	-	23,077	190.67	April 2010
	115,385	-	115,385	52.00	Sept 2011
	350,000		350,000	30.00	Sept 2012
	100,000	-	100,000	29.00	May 2013
	-	125,000	125,000	37.00	Oct 2014
Secretary
M. Graham	14,423	-	14,423	241.63	Dec 2005
	23,077	-	23,077	190.67	April 2010
	90,000	-	90,000	30.00	Sept 2012
	-	12,500	12,500	37.00	Oct 2014

As indicated in Note 16, following the acquisition of the company by Lundin and pursuant to the terms of the share option schemes, each option holder was entitled to exercise all their options into Ordinary Shares of €0.10 in the company.

Arcon International Resources P.l.c.

Directors' report (continued)

Political donations

The Company did not make any political donations during the year and complied with the equivalent of the Electoral Board Act, 1997.

Health and safety of employees

The well being of the company's employees is safeguarded through the strict adherence to health and safety standards. The Safety, Health and Welfare at Work Act, 1989 imposes certain requirements on employers and the company has taken the necessary action to ensure compliance with the Act, including the adoption of a safety statement.

Post balance sheet events

On 3 March 2005, the Board announced its agreement in principle to the terms of a Merger Offer with Lundin Mining Corporation. Following the receipt of valid acceptances from shareholders and the compulsory acquisition of outstanding shareholdings under Section 204 of the Companies Act, 1963, the acquisition of the Company was effective from 27 April 2005. The Company subsequently de-listed from the Irish and London Stock Exchanges on 12 May 2005.

Accounting records

The directors believe that they have complied with the requirements of section 202 of the Companies Act, 1990 with regard to books of account by employing accounting personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the company are maintained at 60 Merrion Road, Ballsbridge, Dublin 4.

Auditors

In accordance with Section 160 (2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board

K.A. Waplan	P. Kidney	30 June 2005
Director	Director

Arcon International Resources P.l.c.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

  select suitable accounting policies and then apply them consistently,

  make judgements and estimates that are reasonable and prudent,

  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 2003 and all Regulations to be construed as one with those Acts. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

On behalf of the Board

K.A. Waplan	P. Kidney	30 June 2005
Director	Director

Independent auditors' report to the members of Arcon International Resources P.l.c.

We have audited the financial statements on pages 8 to 33.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the directors' report and, as described on page 5, this includes responsibility for preparing the financial statements in accordance with applicable Irish law and accounting standards. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. As also required by the Acts, we state whether we have obtained all the information and explanations we require for our audit, whether the financial statements agree with the books of account and report to you our opinion as to whether the Company has kept proper books of account;

  the Directors' report is consistent with the financial statements;

  at the balance sheet date a financial situation existed that may require the Company to hold an extraordinary general meeting, on the grounds that the net assets of the Company, as shown in the financial statements, are less than half of its share capital.

We also report to you if, in our opinion, information specified by law regarding Directors' remuneration and transactions with the company is not disclosed.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

Independent auditors' report to the members of Arcon International Resources P.l.c. (continued)

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of the affairs of the Group and the Company as at 31 December 2004 and 31 December 2003 and of the profit and cash flows of the Group for the years then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2003 and all Regulations to be construed as one with those Acts.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The financial statements are in agreement with the books of account.

In our opinion, the information given in the Directors' report on pages 2 to 4 is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet on page 13, are more than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2004 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants	30 June 2005
Registered Auditors
Dublin

Arcon International Resources P.l.c.

Statement of accounting policies
for the year ended 31 December 2004

The following accounting policies have been applied consistently, throughout the year and the preceding year, in dealing with items which are considered material to the Group's financial statements.

Basis of preparation

The financial statements are prepared in accordance with generally accepted accounting principles under the historical cost convention and comply with financial reporting standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries; all intercompany transactions and balances have been eliminated in their preparation. Goodwill arising on consolidation (representing the excess of the fair value of the consideration for an acquisition over the fair value of the separable net assets acquired) in respect of acquisitions before 1 January 1998, was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and amortised over its expected useful life. The profit or loss on the disposal of subsidiaries is determined, inter alia, by the inclusion in the profit and loss account of the attributable amount of goodwill previously written off against reserves. The results of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Turnover

Turnover from the sale of zinc and lead concentrate is stated net of smelter deductions, with distribution and selling expenses included in "operating expenses". Revenues from the sale of concentrate are recognised when the product passes out of the ownership of the Company to external customers pursuant to enforceable sales contracts. As the final value of concentrate sales can only be determined from weights, assays, prices and exchange rates applying after a shipment has arrived at its destination, sales of concentrate are recorded at estimated values pursuant to contract terms, with adjustments being subsequently recognised in the period when final values are determined.

Pension costs

The Company provides for pensions for certain employees through defined contribution pension schemes. The amount charged to the profit and loss account in respect of the schemes is the contribution payable in that year. Any difference between amounts charged to the profit and loss account and contributions paid to the pension schemes is included in 'Debtors' or 'Creditors' in the balance sheet.

Arcon International Resources P.l.c.

Statement of accounting policies (continued)
for the year ended 31 December 2004

Taxation

Current tax is provided on taxable profits at current rates.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Mineral interests

The Group accounts for Mineral expenditure using the 'Area of Interest' method of accounting.

(i)             Exploration and evaluation expenditure

Expenditure on exploration and evaluation of individual projects is written off as incurred. When a project reaches the stage where expenditure is considered to be capable of being recouped through development or sale, all subsequent exploration and evaluation expenditures in that defined Area of Interest are capitalised and amortised against production from the Area once mining commences.

(ii)           Mine development and construction expenditure

Mine development expenditure for the initial establishment of access to mineral reserves, together with capitalised exploration, evaluation and commissioning expenditure, financing costs on borrowings and certain overhead expenses prior to the commencement of commercial production are capitalised to the extent that the expenditure results in significant future benefits.

(iii)          Depreciation

All capitalised costs within an Area of Interest, together with an appropriate estimate of the future costs to be incurred in developing the estimated economic reserves which includes the proven reserve are amortised over the current estimated economic reserve of the Area of Interest on a unit of production output basis.

(iv)          Restoration expenditure

Provision is made for the anticipated costs of future restoration and rehabilitation of mine facilities in place at the balance sheet date. Management estimates the future costs associated with reclamation, plant closure and site restoration, discounted to take account of risk and the time value of money. The present value of those future costs is recorded as a provision in the balance sheet.

Arcon International Resources P.l.c.

Statement of accounting policies (continued)
for the year ended 31 December 2004

A corresponding mine decommissioning asset is recorded in Mineral Interests and is depreciated in accordance with the Group's depreciation policy set out at (iii) above.

Annually, the unwinding of the discount factor is recorded as an expense in the profit and loss account and disclosed under 'Interest payable and similar charges'. Changes in estimates which result in a revision of the net present value of the provision are accounted for by adjusting the provision, with a corresponding entry to Mineral Interests.

(v) Impairment test

An impairment test is carried out at each balance sheet date to assess whether the net book value of capitalised costs in each Area of Interest, together with the future costs of development of undeveloped reserves, is covered by the discounted future net revenues from the reserves within that Area of Interest. Any deficiency arising is provided for to the extent that, in the opinion of the Directors, it is considered to represent a permanent diminution in the value of the related asset, and, where arising, is dealt with in the profit and loss account as additional depreciation.

Tangible fixed assets

Tangible fixed assets are stated at original cost, net of accumulated depreciation and any provisions for impairment.

Depreciation is provided on all tangible fixed assets, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life. The useful lives currently used are as follows:

Mill equipment	Unit of production
Mobile mine equipment	4 years
Motor vehicles	4 years

Financial fixed assets

Financial fixed assets consist of the Company's investments in its subsidiaries and are stated at cost less provision for impairment.

Stocks

Stocks of ore and concentrate are stated at the lower of cost and net realisable value. Cost includes all expenditure incurred in bringing the product to its present location and condition. Net realisable value is based on normal estimated selling prices, less further costs expected to be incurred to completion and disposal. Stocks of raw materials and spare parts are stated at cost with provision made for obsolete, slow-moving or defective items where appropriate.

Arcon International Resources P.l.c.

Statement of accounting policies (continued)
for the year ended 31 December 2004

Leases

Assets held under finance leases, which transfer substantially all the risks and rewards of ownership to the Group, are initially recorded at their fair value at the inception of the lease. The equivalent liability, categorised as appropriate, is included under 'Creditors'. Assets are depreciated over the lease term or their useful economic lives, as appropriate. Finance lease charges are allocated over the periods of the leases to produce constant rates of return on the outstanding balances.

Rentals under operating leases are charged on a straight-line basis over the lease terms.

Foreign currency

Transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates at the date of the transaction or, where appropriate, at the rates of exchange in related forward exchange contracts. Monetary assets and liabilities denominated in foreign currencies are translated using the rates of exchange prevailing at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

Certain assets which are denominated in foreign currency and the related foreign currency borrowings are treated as a separate group of assets and liabilities and are accounted for in that foreign currency. Exchange differences arising on the retranslation of these borrowings are taken to the Foreign Currency Translation Reserve, together with the exchange differences arising on the retranslation of the assets.

Issue expenses and share premium account

Issue expenses arising on the issue of equity securities are written off against the share premium account.

Treasury instruments

The Group is party to derivative financial instruments, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates and to manage its exposure to changes in the prices of certain commodity products.

Gains and losses on derivative contracts used to hedge foreign exchange and commodity price trading exposures are recognised in the profit and loss account when the hedged transactions occur.

Arcon International Resources P.l.c.

Consolidated profit and loss account
for the year ended 31 December 2004

	Note	2004	2003
		€'000	€'000
Gross value of metal sold		69,888	45,470
Smelting charges and deductions		(32,558)	(23,115)

Turnover	2	37,330	22,355

Production costs		(23,525)	(21,440)
Depreciation		(4,193)	(4,121)
Cost of sales		(27,718)	(25,561)

Gross profit/(loss)		9,612	(3,206)
Operating expenses	3	(6,698)	(5,201)
Mineral exploration costs		(146)	(230)
Operating profit/(loss)		2,768	(8,637)
Interest receivable and similar income		102	52
Interest payable and similar charges	4	(1,430)	(1,097)
Profit/(loss) on ordinary activities before taxation		1,440	(9,682)
Tax on profit/(loss) on ordinary activities	5	-	-

Retained profit/(loss) for the year	6	1,440	(9,682)
Profit and loss account, at beginning of year		(105,147)	(95,465)
Profit and loss account, at end of year		(103,707)	(105,147)

All activities were generated from continuing operations.

On behalf of the board

Karl-Axel Waplan	Peter Kidney
Director	Director

Arcon International Resources P.l.c.

Balance sheets
at 31 December
			Group	Company
	Note	2004	2003	2004	2003
		€'000	€'000	€'000	€'000
Fixed assets
Mineral interests	8	17,774	19,251	361	354
Tangible assets	9	9,077	8,767	11	121
Financial assets	10	-	-	48,034	47,985
		26,851	28,018	48,406	48,360

Current assets
Stocks	11	1,762	930	-	-
Debtors	12	1,467	1,531	83	59
Cash at bank and in hand	21	4,028	3,880	335	1,241
		7,257	6,341	418	1,300
Creditors: Amounts falling
due within one year	13	(15,348)	(14,457)	(1,099)	(1,440)

Net current liabilities		(8,091)	(8,116)	(681)	(140)

Total assets less current liabilities		18,760	19,902	47,725	48,220

Creditors: Amounts falling
due after more than one year	14	(6,669)	(8,912)	(14,346)	(14,336)

Provision for liabilities
and charges	15	(5,196)	(4,556)	-	-

Net assets		6,895	6,434	33,379	33,884

Capital and reserves
Called up share capital	16	31,770	31,770	31,770	31,770
Capital conversion reserve		1,002	1,002	1,002	1,002
Share premium	16	81,359	81,359	81,232	81,232
Profit and loss account		(103,707)	(105,147)	(80,625)	(80,120)
Foreign currency translation reserve		(3,529)	(2,550)	-	-

Shareholders' funds - equity		6,895	6,434	33,379	33,884

Arcon International Resources P.l.c.

Consolidated cash flow statement
for the year ended 31 December 2004

	Notes	2004	2003
		€'000	€'000

Net cash inflow/(outflow) from operating activities	20	5,428	(3,088)

Returns on investments and servicing of finance
Interest received		79	26
Interest paid		(563)	(73)
		(484)	(47)
Taxation		-	-

Capital expenditure and financial investment
Expenditure on mineral interests		(1,379)	(2,742)
Purchase of tangible fixed assets		(2,711)	(1,290)
Cash paid for restoration costs		(68)	(81)
Sale of assets		97	-
		(4,061)	(4,113)

Net cash outflow before use of liquid resources and financing		883	(7,248)

Financing
Proceeds from issue of share capital, net		-	5,332
Finance lease payments		(529)	(478)
Fairfield Facility		(206)	4,457
		(735)	9,311

Increase in cash in the year	21	148	2,063

Arcon International Resources P.l.c.

Other statements
for the year ended 31 December 2004

Statement of total recognised gains and losses
for the year ended 31 December 2004
	2004	2003
	€'000	€'000

Profit/(loss) for the financial year attributable to ordinary shareholders	1,440	(9,682)

Currency translation adjustments: gain on debt	844	1,98578
loss on assets	(1,823)	(5,565)
other	-	22

Total recognised gains and losses for the year	461	(13,240)

Reconciliation of movements in shareholders' funds
for the year ended 31 December 2004
	2004	2003
	€'000	€'000

Total recognised gains and losses for the year	461	(13,240)
Issue of ordinary share capital, net of issue expenses	-	5,332

Net addition/(reduction) to shareholders' funds	461	(7,908)
Opening shareholders' funds	6,434	14,342

Closing shareholders' funds	6,895	6,434

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

1      Going concern and subsequent events

At 31 December 2004 the Group had net current liabilities of €8.1 million (2003 - €8.1 million) and during the year reported an operating profit of €2.8 million (2003 - loss of €8.6 million). Detailed financial projections have been prepared for 2005 and over the life of the mine, based on assumptions considered by the Directors to be appropriate. The Directors have reviewed these cash flow forecasts in detail and have concluded based on these forecasts that it is appropriate to continue to prepare the financial statements on a going concern basis for the foreseeable future.

On 3 March 2005, the Boards of Arcon International Resources P.l.c. and Lundin Mining Corporation ("Lundin"), a Canadian registered mining and exploration company, announced an agreement in principle on the terms of a recommended merger of the two companies. Lundin offered to acquire all of the issued shares in the Company on the basis that for every 100 shares in the Company, the holder will receive US$36.2198 in cash and 3.2196 Lundin SDRs. The merger became effective on 27 April 2005 and the Company was de-listed from the Irish and London Stock Exchanges on 12 May 2005.

In addition, Lundin entered into various agreements with Sir Anthony O'Reilly or companies controlled by Sir Anthony O'Reilly in March 2005, including the assignment of certain loans (Notes 13 and 14) and the funding and release of guarantees in relation to the mine closure and mine license bonds (Note 19).

2       Segmental reporting

All of the Group's revenues have been derived from the sale of zinc and lead concentrate from the Galmoy mine to European based smelters. All of the Group assets and liabilities are based in Ireland, but the functional currency of the Group's principal subsidiary, Arcon Mines Limited, is the US dollar.

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

3 Operating expenses
	2004	2003
	€'000	€'000

Corporate and mine services	3,194	3,094
Selling and distribution costs	4,083	2,846
Foreign exchange differences	(210)	(305)

	7,067	5,635
Capitalised in Mineral interests	(369)	(434)

	6,698	5,201

4 Interest payable and similar charges
	2004	2003
	€'000	€'000

Fairfield facility	960	877
Indexia loan	152	147
Finance lease interest	62	73
Site restoration provision	127	-
Other	129	-

	1,430	1,097

5 Tax on profit/(loss) on ordinary activities
	2004	2003
	€'000	€'000
Irish corporation tax at 25% (2003 - 25%)	-	-

There was no unprovided deferred tax at 31 December 2004 (or 2003).  The Group has mining tax losses and unutilised capital allowances carried forward of €131 million (2003: €131 million), for which no deferred tax asset has been recorded.

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

6 Statutory and Other Information

	2004	2003
	€'000	€'000

Auditors' remuneration	75	60
Operating lease rentals	88	123
Depreciation - Mineral interests	2,527	2,579
- Fixed assets	1,666	1,550

Directors' emoluments
- fees	109	106
- other	355	367

Directors' emoluments are analysed as follows:

	Fees		Other emoluments		Pension		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000

T.O'Reilly Jnr.	36	36	-	-	-	-	36	36
K.Ross	8	8	141	196	16	23	165	227
W.P. Kidney	8	8	178	135	20	13	206	156
P. Hayes	11	11	-	-	-	-	11	11
W. Mulligan	11	11	-	-	-	-	11	11
J. McCarthy	8	8	-	-	-	-	8	8
J.S.D. McCarthy Jnr.	8	8	-	-	-	-	8	8
D. Roxburgh	11	8	-	-	-	-	11	8
W.J. Tilson	8	8	-	-	-	-	8	8

	109	106	319	331	36	36	464	473

Directors' emoluments comprise all of the fees, salaries, pension contributions, bonuses and other benefits payable in respect of the Directors. The basis of the executive Directors' remuneration is fixed by the Remuneration Committee of the Board which is comprised solely of non-executive Directors of the Company. Details of Directors' share options are set out in the Directors' report on page 4.

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

7 Staff costs

Employee costs (including executive Directors) during the year amounted to:
	2004	2003
	€000	€000
Wages and salaries	10,597	8,631
Social welfare costs	1,025	877
Pension costs	241	236
	11,863	9,744

The average number of persons employed during the year, by activity, was as follows:
	2004	2003
Development and production	212	206
Exploration	5	6
Corporate management and administration	5	5
	222	217

8 Mineral interests
	Group
	€'000
Cost
Balance 1 January 2004	82,072
Revision of site restoration provision	581
Development expenditure	1,520
Other	-
Foreign exchange	(5,290)
Balance 31 December 2004	78,883

Depreciation
Balance 1 January 2004	62,821
Charge for year	2,527
Foreign exchange	(4,239)
Balance 31 December 2004	61,109

Net book value
At 1 January 2004	19,251
At 31 December 2004	17,774

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

8      Mineral interests (continued)

Development expenditure includes €0.4 million of production and operating expenses which have been capitalised in accordance with the accounting policy for Mineral Interests. This expenditure relates, inter alia, to underground mine development, including the 'R' Zone and the 'K' Zone.

Mineral interests comprise the Group's interest in the Galmoy ore bodies including property acquisitions and the construction of the Galmoy mine. The Directors have determined the geological trend covered by the Group's mine licence, together with the adjacent prospecting licenses, to be one Area of Interest in accordance with the Group's accounting policy for mineral interests.

The future discounted net revenues from the Group's recoverable reserves estimated as at 31 December 2004 and at the date of approval of the financial statements. The Directors are satisfied that the net book value of capitalised costs within the Area of Interest is covered by the projected future discounted net revenues and that no provision for permanent diminution against the carrying value is necessary.

9      Tangible fixed assets

	Mill and
	mobile mine	Freehold	Motor	Total
	equipment	property	vehicles
	€'000	€'000	€'000	€'000
Cost
Balance 1 January 2004	32,236	49	245	32,530
Additions	2,757	-	-	2,757
Disposals	-	(26)	-	(26)
Foreign exchange	(2,568)	-	(13)	(2,581)
At 31 December 2004	32,425	23	232	32,680

Depreciation
Balance 1 January 2004	23,494	39	230	23,763
Charge for year	1,661	-	5	1,666
Disposal	-	(16)	-	(16)
Foreign exchange	(1,796)	-	(13)	(1,809)
At 31 December 2004	23,359	23	222	23,604
Net Book Value
At 1 January 2004	8,742	-	15	8,767

At 31 December 2004	9,066	-	10	9,076

The Group has mine equipment and motor vehicles under finance leases totalling €1.8 million at 31 December 2004 (2003: €1.13 million) on which depreciation of €353,333 was charged during the year (2003: €228,125).

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

10 Financial fixed assets

	Shares	Advances	Impairment	Total
			provisions
	€'000	€'000	€'000	€'000

Balance 1 January 2004	12,293	96,878	(61,186)	47,985

Movement during period, net	-	49	-	49
Balance 31 December 2004	12,293	96,927	(61,186)	48,034

The Directors have reviewed the carrying value of their investments in subsidiary companies. Based on their assessment of the underlying asset values, no additional provisions are required.

At 31 December 2004 the Company had the following principal subsidiaries, each of which was incorporated in the Republic of Ireland. The principal country of operation of each trading subsidiary is Ireland.

Name and Registered Office	Activity	Share Capital

ARCON Mines Ltd.,	Mining, mineral exploration,	100%
60 Merrion Road,	development and production
Ballsbridge, Dublin 4

ARCON Resources P.l.c.,	Non-trading	100%
60 Merrion Road,
Ballsbridge, Dublin 4

ARCON Exploration P.l.c.,	Mineral exploration	100%
60 Merrion Road,
Ballsbridge, Dublin 4

A full list of subsidiary companies will be filed with the Registrar of Companies.

11    Stocks

	2004	2003
	€'000	€'000

Zinc and lead concentrate	736	207
Ore	30	64
Raw materials and stores	996	659

	1,762	930

Ore, zinc and lead concentrate stocks have been recorded at net realisable value.

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

12 Debtors
		Group		Company
	2004	2003	2004	2003
	€'000	€'000	€'000	€'000

Trade debtors	940	406	-	-
VAT	52	54	51	54
Prepayments and accrued income	475	1,071	32	5

	1,467	1,531	83	59

All of the above amounts fall due within one year.

13 Creditors: Amounts falling due within one year
		Group		Company
	2004	2003	2004	2003
	€'000	€'000	€'000	€'000

Fairfield facility (Note 14 a)	6,240	4,751	-	-
Finance lease obligations	565	411	-	-
Trade creditors	4,226	3,984	610	605
Accruals and deferred income	3,437	4,146	270	351
PAYE and PRSI	880	1,165	219	484

	15,348	14,457	1,099	1,440

14 Creditors: Amounts falling due after more than one year
		Group		Company
	2004	2003	2004	2003
	€'000	€'000	€'000	€'000

Fairfield facility (a)	4,758	6,802	-	-
Indexia loan (b)	1,844	1,836	1,846	1,836
Finance lease obligations	67	274	-	-
Amounts due to subsidiaries	-	-	12,500	12,500

	6,669	8,912	14,346	14,336

a)    These represented amounts drawn under a US$20 million loan facility with Fairfield Holdings Limited ("Fairfield"), a company connected with Sir Anthony O'Reilly (Note 24). The amounts outstanding at 31 December 2004 of €11 million (US$15 million) (2003: €11.6 million; US$14.6 million) were secured on the Mineral interests and mine assets and a guarantee by the parent company.

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

14    Creditors: Amounts falling due after more than one year (continued)

b)     This US dollar denominated loan represented amounts owing to Indexia Holdings Limited ("Indexia"), a company connected with Sir Anthony O'Reilly (Note 25). The loan was unsecured and bears interest at 8%.

In March 2005, Lundin entered into an agreement with Fairfield and Indexia whereby the loans due to them were to be assigned to Lundin as part of the Merger Offer (Note 1), under the same repayment terms.

c)     The maturity analysis of the Group's loan and lease obligations can be analysed as follows:

	2004			2003
	Fairfield	Indexia	Lease	Fairfield	Indexia	Lease
	€'000	€'000	€'000	€'000	€'000	€'000

Within one year	6,240	-	565	4,751	-	411
Between one and two years	4,758	-	67	4,745	-	274
Between two and five years	-	1,844	-	2,057	1,836	-
	10,998	1,844	632	11,553	1,836	685

15 Provision for Liabilities and Charges - Site Restoration Provision

€'000

Balance 1 January 2004	4,556
Revision of site restoration costs	581
Unwinding of discount	127
Site restoration expenditure	(68)

Balance 31 December 2004	5,196

16 Called up share capital and share premium
	2004	2003
	€'000	€'000
Authorised
216,248,834 (2003 - 216,248,834) Ordinary shares of €0.10	21,625	21,625
287,502,332 (2003 - 287,502,332) Deferred shares of €0.05	14,375	14,375

	36,000	36,000

On 19 July 2004, it was resolved at an extraordinary general meeting to consolidate 10 existing Ordinary Shares of €0.01 each into one new Ordinary Share of €0.10.

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

16    Called up share capital and share premium (continued)

The Deferred shares do not entitle the shareholder to receive a dividend or other distribution, do not entitle the shareholder to receive notice of or vote at any general meeting of the Company, and do not entitle the shareholder to any proceeds on a return of capital or winding up of the Company. The Company has been authorised to transfer the shares on behalf of the shareholders without payment and is authorised to cancel the deferred shares subject to the approval of the High Court.

Issued and fully paid ordinary shares:

		Share Premium
		Share Capital	Group	Company
	Number	€000	€000	€000

Balance, 1 January 2004	1,739,382,825	31,770	81,359	81,232
Effect of consolidation of Ordinary
Shares, at €0.10	(1,565,444,543)	-	-	-

Balance, 31 December 2004	173,938,282	31,770	81,359	81,232

Share option schemes

Under the staff share option schemes, the Directors, at their discretion, may grant options over ordinary shares to permanent employees and Directors at the higher of par and market value on the date the option is granted. Options may be exercised at any time within the subsequent ten-year period.

During the year, options over 110,000 shares at €0.34c and 250,000 shares at €0.37c per share were granted to employees while options over 241,383 shares expired or were relinquished. Consequently, at 31 December 2004 options over 4,898,464 (2003 - 4,779,847) shares remained outstanding at subscription prices ranging from €0.29c to €5.1879.

In April 2005, following the acquisition of the company by Lundin and pursuant to the terms of the share option schemes, each option holder was entitled to exercise all their options into Ordinary Shares of €0.10 in the company. This resulted in the exercise of 3,765,000 options over Ordinary Shares of €0.10, which were subscribed for a total consideration of €1.1 million.

17    Pension arrangements

The Group operates a number of externally funded defined contribution pension schemes to satisfy the pension arrangements in respect of certain employees.

The pension cost charged for the year was €229,310 (2003: €236,000). The Group's balance sheet includes accrued pension costs of €32,170 (2003: €77,091).

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

18    Financial instruments and risk management

(a)   Interest rate profile

The Group pays interest on its US dollar denominated Fairfield facility and Indexia loan and the interest rate is fixed at 8% per annum.

(b)   Maturity of financial liabilities

The maturity of the Group's financial liabilities is disclosed in Notes 13 and 14.

(c)    Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at 31 December 2004:

	Book	Fair
	Value	Value
	€'000	€'000

Fairfield facility - short term	6,240	6,240
- long term	4,758	4,758
Indexia loan	1,844	1,844
Cash, net	4,028	4,028

(d)   Gains and losses on hedges

At 31 December 2004, the Group had entered into a number of lead and zinc commodity derivatives, which expired at various dates to 16 March 2005. The net unrealised loss on these contracts approximated €187,000 at 31 December 2004.

19    Commitments and contingencies

a)     Mine closure and other bonds

At 31 December 2004, bank bonds totalling €11.4 million (2003: €10.9 million) have been issued on behalf of Arcon Mines Limited in respect of obligations to the Minister for Communications Marine and Natural Resources and to Kilkenny County Council. These bonds were secured by a guarantee from Sir Anthony O'Reilly for an amount of €7 million which may remain until 2008 and restricted cash deposits of €3 million, included in the Group's cash balances of €4 million at 31 December 2004.

As part of the acquisition of the company (Note 1), Lundin entered into an agreement with Sir Anthony O'Reilly and Indexia whereby Lundin agreed to fund these bonds and release certain guarantees and security provided by Sir Anthony O'Reilly and Indexia in connection with these bonds.

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

b) Operating leases

Annual commitments under non cancellable operating leases relating to plant and equipment are as follows:
	2004	2003
	€'000	€'000
Operating leases which expire
Within one year	28	100
Between two and five years	20	77

	48	177

c) Capital commitments

Future capital expenditure approved by the directors but not provided for in these financial statements is as follows:

	2004	2003
	€'000	€'000

Contracted	1,172	-
Authorised but not contracted	-	-

	1,172	-

20 Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	2004	2003
	€'000	€'000

Operating profit/(loss)	2,768	(8,637)
Depreciation	4,193	4,129
Increase in debtors	(318)	(359)
(Increase)/decrease in stocks	(831)	224
(Decrease)/increase in creditors	(114)	1,555
Profit on sale of assets	(126)	-
Foreign exchange gain	(144)	-

Net cash inflow/(outflow) from operating activities	5,428	(3,088)

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

21 Analysis of net debt
	1 January		31 December
	2004	Movement	2004
	€	€	€

Cash at bank and in hand	3,880	148	4,028
Fairfield facility	(11,553)	555	(10,998)
Indexia loan	(1,836)	(8)	(1,844)

Net debt	(9,509)	695	(8,814)

22 Reconciliation of net cash flow to movement in net debt

		2004	2003
		€'000	€'000

Increase in the year		148	2,063

Draw down of Fairfield and Indexia loans		-	(4,457)
Repayment of Fairfield, Indexia and bank debt		206	-
Rolled up interest		(599)	(1,050)
Translation adjustments		940	2,339

		547	(3,168)

Movement in net debt in the year		695	(1,105)
Net debt, at 1 January		(9,509)	(8,404)

Net debt, at 31 December		(8,814)	(9,509)

23    Profit and loss account

Under the provisions of Section 3 of the Companies (Amendment) Act, 1986, the Company has not presented its own profit and loss account. A loss of €505,000 (2003 - €20,283,000) for the financial year has been dealt with in the profit and loss account of the Company.

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

24    Related party transactions

During the year the Group entered into a number of transactions either directly with Sir Anthony O'Reilly, who effectively controlled 64.11% at 31 December 2004. Details of these are as follows:

  Two companies associated with Sir Anthony O'Reilly, Fairfield Holdings Limited and Indexia Holdings Limited, had provided long term funding to the Group totaling €12.8 million at 31 December 2004. In March 2005, Lundin entered into an agreement with Fairfield Holdings Limited and Indexia Holdings Limited whereby the loans due to them were assigned to Lundin (Note 15).

  Sir Anthony O'Reilly had guaranteed €7 million bank bonds in respect of the company's obligations to the Minister for Communication, Marine and Natural Resources and Kilkenny County Council. In March 2005, Lundin entered into an agreement with Sir Anthony O'Reilly and Indexia Holdings Limited whereby Lundin agreed to fund these bonds and release certain guarantees and security provided by Sir Anthony O'Reilly and Indexia Holdings Limited (Note 19).

25    Approval of the Financial Statements

The financial statements were approved by the directors on 30 June 2005.

26.    Reconciliation to Canadian GAAP

The audited financial statements for the years ended December 31, 2004 and 2003 were reported on by KPMG Ireland in their auditors reports of 30th June 2005 and 18th June 2004 respectively which were prepared in accordance with Irish generally accepted accounting standards (Irish GAAP), which conform in all material respects to those in Canada (Canadian GAAP) except for the following:

BALANCE SHEETS:

		Audited	Audited
		Year ended	Year ended
	Note	2004	2003

		€'000	€'000
Mineral Interests	(ii)
As previously reported		17,774	19,251
Foreign Currency Translation Reserve		7,859	6,808
Depletion & Depreciation Charge		-1,996	-1,249

Mineral Interests, as restated		23,637	24,810

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

Tangible Assets	(ii)
As previously reported		9,077	8,767
Foreign Currency Translation Reserve		5,137	4,365
Depletion & Depreciation Charge		-1,234	-748

Tangible Assets, as restated		12,980	12,384

Other Non Current Assets	(iii)
Mine Closure Bond Cash Security,
as previously reported		-	-

Transfer from Cash		3,034	2,480

Mine Closure Bond Cash Security,
as restated		3,034	2,480

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

		Audited	Audited
		Year ended	Year ended
		2004	2003
	Note	€'000	€'000
Current Assets	(iii)
Cash, as previously reported		4,028	3,880
Transfer to non current cash		-3,034	-2,480

Cash, as restated		994	1,400

Shareholder Funds
Foreign Currency Translation
Reserve (FCTR)	(iv)
As previously reported		-3,529	-2,550
Mineral Interest & Tangible Assets		12,996	11,173
Prior year adjustment		-3,260	-3,260
Retranslation of loans		-6,207	-5,363

FCTR, as restated		0	0
Shareholder Funds	(v)
Contributed Surplus, as previously reported		-	-
Share option expense		397	275

Contributed Surplus, as restated		397	275

Shareholder Funds
Accumulated deficit, as previously reported		-103,707	-105,147
Retranslation of loans	(iv)	6,207	5,363
Depreciation & Depletion	(ii)	-3,230	-1,997
FCTR prior year adjustment		3,260	3,260
Share options expense	(v)	-397	-275

As restated		-97,867	-98,796

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

ARCON International Resources Plc

Reconciliation between Irish and Canadian Generally Accepted Accounting Principles is as follows:

Consolidated Income Statements
		Audited	Audited
		Year ended	Year ended
		2004	2003
	Notes	€'000	€'000
Profit/ (Loss) for the year, as
previously reported		1,440	-9,682
Adjustments to confirm with
Canadian GAAP:
Retranslation of loan	(iv)	844	1,985
Additional depreciation	(ii)	-1,233	-1,154
Share options expense	(v)	-122	-221
Other foreign exchange		-	22

Profit/ (Loss) for the year, as restated		929	-9,050

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

ARCON International Resources Plc
Notes to Reconciliation Statements to Canadian GAAP :

(i)    Basis of Presentation and Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of mining rights, property, plant and equipment, useful lives of property, plant and equipment for depreciation, depletion and amortization. Actual results could differ from those estimates.

(ii)    Mining Rights, Property, Plant and Equipment

Under Irish GAAP, the mining assets of ARCON were treated as U.S. dollar denominated assets in accordance with foreign currency branch accounting. These asset amounts and their associated depreciation were translated from US dollars to Euro at each balance sheet exchange rate and the foreign exchange difference that arose was shown as a movement in the Foreign Currency Translation Reserve, as part of Shareholders Funds.

Under Canadian GAAP mining assets and associated depreciation are accounted for in the measurement currency of the business in which they are held. Accordingly, foreign currency translation movements have been reversed and depreciation and depletion charges have been recalculated based on the adjusted costs and accumulated depreciation/depletion amounts.

(iii)  Cash Collateral for Mine Closure

Under Irish GAAP cash amounts, which are subject to restrictions, are included as current assets and the restrictions are described in the notes to the accounts. Under Canadian GAAP such funds are shown as non current assets on the balance sheet. Accordingly, current assets cash has been reduced and non current assets cash has been increased by the same amount to reflect this change.

(iv)   Foreign Currency Translation Reserve Account (FCTR)

Under Irish GAAP certain mining assets were accounted for as US dollar assets and the foreign currency translation difference that arose from the translation of these assets to Euro was accounted for as movement in asset values and in the foreign currency translation reserve account. Foreign currency loans used to finance the acquisition of these assets were translated in Euro at each balance sheet exchange rate and the translation difference accounted for as movement in the FCTR account in shareholders funds.

Under Canadian GAAP, the foreign currency translation difference on foreign currency loans should be charged to the Profit and Loss account.

Arcon International Resources P.l.c.

Notes to the financial statements
for the year ended 31 December 2004

(v)    Share Options

Under Irish GAAP share options are accounted for at the time of exercise of the share option. Under Canadian GAAP the fair value method of accounting for stock options at the date of grant is used. Under this method compensation expense is recognized for all stock options awarded to employees since January 1, 2002 based on the fair value of the options on the date of grant. Accordingly, the share options are valued using the Black-Scholes pricing model. The fair value of the options are expensed over the vesting period of the options.

The fair value of the 3,975,000 options granted subsequent to January 1,2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk free rate of 4.23% (2003:4.08%) , dividend yield of 0%, volatility factor of the expected market price of the Company's stock of 16% (2003:16%) and a weighted average expected life of the options of 10 years. The estimated fair value of the options is expensed over the options' vesting period, which is 3 years. The weighted average grant date value of options issued in 2004 and 2003 were € 0.1398 per share and € 0.1111 per share respectively.

Arcon International Resources Plc
Consolidated Profit and Loss Account

	(Unaudited)	(Unaudited)
	three months	three months
	ended 31 March	ended 31 March
	2005	2004
	€'000	€'000

Gross value of metal sold	17,864	16,145
Smelting charges and deductions	(7,866)	(7,718)

Turnover	9,998	8,427

Production costs	(5,665)	(5,416)
Depreciation	(1,209)	(1,149)

Cost of sales	(6,874)	(6,565)

Gross profit/(loss)	3,124	1,862
Operating expenses	(1,968)	(1,394)
Mineral exploration costs	(32)	(52)

Operating profit/(loss)	1,124	416
Interest receivable and similar income	22	14
Interest payable and similar charges	(191)	(338)

Profit/(loss) on ordinary activities before taxation	955	92
Tax on profit/(loss) on ordinary activities	-	-

Retained profit/(loss) for the year	955	92
Profit and loss account, at beginning of year	(103,707)	(105,147)

Profit and loss account, at end of year	(102,752)	(105,055)

1

Arcon International Resources Plc
Balance sheet
	(Unaudited)	(Unaudited)
	Quarter ended	Quarter ended
	31 March 2005	31 March 2004
	€'000	€'000
Fixed assets
Mineral interests	18,104	19,368
Tangible assets	9,931	9,254

	27,035	28,622
Current assets
Stocks	2,921	1,177
Debtors	2,046	2,364
Cash at bank and in hand	4,258	3,628

	9,225	7,169
Creditors: Amounts falling
due within one year	(13,529)	(14,536)

Net current liabilities	(4,304)	(7,367)

Total assets less current liabilities	22,731	21,255
Creditors: Amounts falling
due after more than one year	(9,901)	(9,315)
Provision for liabilities
and charges	(5,196)	(4,567)

Net assets	8,634	7,373
Capital and reserves
Called up share capital	31,770	31,770
Capital conversion reserve	1,002	1,002
Share premium	81,359	81,359
Profit and loss account	(102,752)	(105,055)
Foreign currency translation reserve	(2,745)	(1,703)
Shareholders' funds - equity	8,634	7,373

2

Arcon International Resources Plc
Interim consolidated statements of cash flows

	(Unaudited)	(Unaudited)
	three months	three months
	ended 31 March	ended 31 March
	2005	2004

Thousands of Euros

Cash flow from operating activities
Net income for the year	20	(705)
Add (deduct) non-cash items
Accrued interest	171	407
Depreciation and amortization	1,565	1,517
Stock based compensation	23	44
Gain on sale of fixed assets	-	(85)
Unrealized foreign currency (gains)/losses	697	418

Net changes in non-cash working capital items
Accounts receivables and other current assets	(1,713)	(1,267)
Accounts payable and other current liabilities	390	338

Total cash-flow from (for) operating activities	1,153	667

Cash flow from financing activities
Financing costs	49	(31)
Lease payments	218	(118)

Total cash-flow from (for) financing activities	267	(149)

Cash flow from investing activities
Mining properties and related expenditures	(1,190)	(864)
Proceeds from sale of mineral property	-	94
Total cash-flow from (for) investing activities	(1,190)	(770)

Increase/(decrease) in cash	230	(252)

Cash, beginning of period	994	1,400

Cash, end of period	€1,224	€1,148

3

Arcon International Resources plc
Notes to the Interim Consolidated Financial Statements
31 March 2005 (Unaudited)

1. Basis of presentation

The unaudited interim consolidated financial statements of Arcon International Resources plc (the "Company") are prepared in accordance with Irish generally accepted accounting principles and reconciled to Canadian generally accepted accounting principles.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company's 2004 annual audited consolidated financial statements and reconciliation statement from Irish to Canadian generally accepted accounting principles.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management necessary for a fair presentation of the respective periods presented.

2. Share capital

The authorised and issued share capital is as follows:

Authorised:

Shares issued and outstanding

Balance, 31 December 2004 and	Number of shares	Amount (€'000)
31 March 2005	173,938,282	81,359

In April 2005, following the acquisition of the company by Lundin and pursuant to the terms of the share option schemes, each option holder was entitled to exercise all their options into Ordinary Shares of €0.10 in the company. This resulted in the exercise of 3,765,000 options over Ordinary Shares of €0.10, which were subscribed for a total consideration of €1.1 million.

3. Subsequent event

Merger between Lundin Mining and ARCON International Resources plc

On 3 March 2005, the Boards of Arcon International Resources P.l.c. and Lundin Mining Corporation ("Lundin"), a Canadian registered mining and exploration company, announced an agreement in principle on the terms of a recommended merger of the two companies. Lundin offered to acquire all of the issued shares in the Company on the basis that for every 100 shares in the Company, the holder will receive US$36.2198 in cash and 3.2196 Lundin SDRs. Once the merger became effective, the Company was delisted from the Irish and London Stock Exchanges on 12 May 2005.

4

4. Reconciliation to Canadian GAAP

The audited financial statements for the years ended December 31, 2004 and 2003 were reported on by KPMG Ireland in their auditors reports of 30th June 2005 and 18th June 2004 respectively which were prepared in accordance with Irish generally accepted accounting standards (Irish GAAP), which conform in all material respects to those in Canada (Canadian GAAP) except for the following:

BALANCE SHEETS:

			Unaudited
		Q1'05	Q1'04
		€'000	€'000
Mineral Interests	(ii)
As previously reported		18,104	19,368
Foreign Currency Translation Reserve		7,079	6,153
Depletion & Depreciation Charge		-2,210	-1,472

Mineral Interests, as restated		22,973	24,049

Tangible Assets	(ii)
As previously reported		9,931	9,254
Foreign Currency Translation Reserve		4,578	3,786
Depletion & Depreciation Charge		-1,376	-893

Tangible Assets, as restated		13,133	12,147

Other Non Current Assets	(iii)
Mine Closure Bond Cash Security,
as previously reported		-	-
Transfer from Cash		3,034	2,480

Mine Closure Bond Cash Security,
as restated		3,034	2,480

5

		Unaudited	Unaudited

		Q1'05	Q1'04
		€'000	€'000

Current Assets	(iii)
Cash, as previously reported		4,258	3,628
Transfer to non current cash		-3,034	-2,480

Cash, as restated		1,224	1,148

Foreign Currency Translation
Reserve (FCTR)	(iv)
As previously reported		-2,745	-1,703
Mineral Interest & Tangible Assets		11,656	9,939
Prior year adjustment		-3,260	-3,260
Retranslation of loans		-5,651	-4,976

FCTR, as restated		0	0

Shareholder Funds	(v)
Contributed Surplus, as previously reported		-	-
Share option expense		420	319

Contributed Surplus, as restated		420	319

6

Shareholder Funds
Accumulated deficit, as previously reported		-102,752	-105,055
Retranslation of loans	(iv)	5,651	4,978
Depreciation & Depletion	(ii)	-3,586	-2,365
FCTR prior year adjustment		3,260	3,260
Share options expense	(v)	-420	-319

As restated		-97,847	-99,501

Consolidated Income Statements
		Unaudited	Unaudited
		Q1'05	Q1'04

Notes		€'000	€'000
Profit/ (Loss) for the year, as
previously reported		955	92
Adjustments to confirm with
Canadian GAAP:
Retranslation of loan	(iv)	-556	-385
Additional depreciation	(ii)	-356	-368
Share options expense	(v)	-23	-44

Profit/ (Loss) for the year, as restated		20	-705

7

ARCON International Resources Plc
Notes to Reconciliation Statements to Canadian GAAP :

(i) Basis of Presentation and Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of mining rights, property, plant and equipment, useful lives of property, plant and equipment for depreciation, depletion and amortization. Actual results could differ from those estimates.

(ii) Mining Rights, Property, Plant and Equipment

Under Irish GAAP, the mining assets of ARCON were treated as U.S. dollar denominated assets in accordance with foreign currency branch accounting. These asset amounts and their associated depreciation were translated from US dollars to Euro at each balance sheet exchange rate and the foreign exchange difference that arose was shown as a movement in the Foreign Currency Translation Reserve, as part of Shareholders Funds.

Under Canadian GAAP mining assets and associated depreciation are accounted for in the measurement currency of the business in which they are held. Accordingly, foreign currency translation movements have been reversed and depreciation and depletion charges have been recalculated based on the adjusted costs and accumulated depreciation/depletion amounts.

(iii) Cash Collateral for Mine Closure

Under Irish GAAP cash amounts, which are subject to restrictions, are included as current assets and the restrictions are described in the notes to the accounts. Under Canadian GAAP such funds are shown as non current assets on the balance sheet. Accordingly, current assets cash has been reduced and non current assets cash has been increased by the same amount to reflect this change.

(iv) Foreign Currency Translation Reserve Account (FCTR)

Under Irish GAAP certain mining assets were accounted for as US dollar assets and the foreign currency translation difference that arose from the translation of these assets to Euro was accounted for a movement in asset values and in the foreign currency translation reserve account. Foreign currency loans used to finance the acquisition of these assets were translated in Euro at each balance sheet exchange rate and the translation difference accounted for as movement in the FCTR account in shareholders funds.

Under Canadian GAAP, the foreign currency translation difference on foreign currency loans should be charged to the Profit and Loss account.

8

(v) Share Options

Under Irish GAAP share options are accounted for at the time of exercise of the share option. Under Canadian GAAP the fair value method of accounting for stock options at the date of grant is used. Under this method compensation expense is recognized for all stock options awarded to employees since January 1, 2002 based on the fair value of the options on the date of grant. Accordingly, the share options are valued using the Black-Scholes pricing model. The fair value of the options are expensed over the vesting period of the options.

The fair value of the 3,975,000 options granted subsequent to January 1,2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk free rate of 4.23% (2003:4.08%) , dividend yield of 0%, volatility factor of the expected market price of the Company's stock of 16% (2003:16%) and a weighted average expected life of the options of 10 years. The estimated fair value of the options is expensed over the options' vesting period, which is 3 years. The weighted average grant date value of options issued in 2004 and 2003 were € 0.1398 per share and € 0.1111 per share respectively.

9

Statement of Operations

KSEK	Note	2004	2003
Revenue	1	250,219	276,757
Cost of sales	4	-169,036	-198,181
Gross profit		81,183	78,576

Shared income		-25,870	-
Exploration costs	2,4	-16,781	-10,975
General and administration costs	.4	-7,716	-8,530
Other revenue	.3	5,309	5,805
Operating profit	4	36,125	64,876

Investment activity
Interest income		144	91
Interest expense		-451	-4,293
Pre-tax operating profit		35,818	60,674
Taxes	.5	-10,063	-16,961
Net post-tax operating profit		25,755	43,713

Earnings per share (SEK)		0.82	1.40
Proposed dividend per share (SEK)		-	-
Number of shares at period end		31,240,710	31,240,710
Average number of shares for the period *		31,240,710	31,240,710

* There are no warrants outstanding, and therefore no dilution according to RR18.

10

Balance Sheet

KSEK	Note	Dec 31, 2004	Dec 31, 2003
ASSETS
Non-current assets
INTANGIBLE ASSETS
Exploration permits	6	664	593
Capitalised exploration costs	7	17,503	23,289
TANGIBLE ASSETS
Land	.8	541	541
Mine construction	8	71,050	86,114
Machinery, exploration and office equipment	9	769	339
FINANCIAL ASSETS
Deferred tax	5	12,027	22,090
Total non-current assets		102,554	132,966

Current assets
Inventories	10	3,774	5,208
CURRENT RECEIVABLES
Accounts receivable		1,163	1,009
Other receivables		242	300
Prepaid expenses and accrued income	11	39,151	23,552
Total current receivables		40,556	24,861

Cash and cash equivalents		34,341	1,037
Total current assets		78,671	31,106
TOTAL ASSETS		181,225	164,072
EQUITY AND LIABILITIES
Capital and reserves	12
RESTRICTED EQUITY
Share capital		4,686	4,686
Premium reserve		39,135	39,135
UNRESTRICTED EQUITY
Profit brought forward		79,480	35,767
Result for the year		25,755	43,713
Total equity		149,056	123,301

Provision for restoration		1,981	1,032
Current interest-bearing liabilities	13	-	26,645
Other current liabilities	14	30,188	13,094
TOTAL EQUITY AND LIABILITIES		181,225	164,072
ASSETS PLEDGED	15
Bank accounts		400	400
Floating charge		-	170,000
Property mortgage		-	2,000
CONTINGENT LIABILITIES		None	None

11

Statement of Changes in Equity

	Share	Premium	Profit brought
KSEK	capital	reserve	forward	Total
Balance at December 31, 2002	4,686	39,135	35,767	79,588
Result for this year	-	-	43,713	-
Balance at December 31, 2003	4,686	39,135	79,480	123,301
Result for this year	-	-	25,755	-
Balance at December 31, 2004	4,686	39,135	105,235	149,056
No dividend is proposed.

RESTRICTED EQUITY

Restricted equity (premium reserve and share capital) cannot be reduced by profit distribution.

PREMIUM RESERVE

When shares are issued to a premium, i.e. a higher price is paid for the shares than their nominal value, an amount corresponding to the received amount exceeding the nominal amount shall be transferred to the premium reserve.

PROFIT BROUGHT FORWARD

Consists of last year's unrestricted equity and, together with the profit for the year, total unrestricted equity, i.e. the amount available for dividend to the shareholders.

12

Statement of Cash Flow

KSEK	2004	2003
Current operations
Pre-tax operating profit	35,818	60,674
ADJUSTMENTS MADE TO ENTRIES NOT INCLUDED IN THE CASH FLOW
Depreciations and depletions	27,643	34,046
Interests not paid	0	1,043
Change in provisions	949	1,032
Funds provided	64,410	96,795

From this period's operations internal fund provided
Increase (-)/reduction in inventories	1,434	1,840
Increase (-)/reduction of current receivables	-15,695	-14,670
Increase (+)/reduction of current liabilities	17,094	1,174
Sum funds provided	67,243	85,139

Funds utilized
Investments in exploration permits	-778	-906
Mine	-5,860	-6,982
Investments in machinery,
other technical supplies and inventories	-656	-236
Cash flow from investments	-7,294	-8,124

Financing
Amortization of loans	-26,645	-78,232
Cash flow from financing	-26,645	-78,232

This year's cash flow	33,304	-1,217
Liquid funds beginning of period	1,037	2,254
Liquid funds end of period	34,341	1,037
Unused credit facility	-	2,000
Pledged assets	400	400
Interests received	144	91
Interests paid	451	3,250

CASH AND BANK
Cash and bank consists of funds at bank account.

13

Accounting and valuations principles

General accounting principles

This annual report has been prepared in accordance with the Annual Accounts Act, the recommendations by the Swedish Financial Accounting Standards Council and statements by the Emerging Issues Task Force of the Swedish Financial Accounting Standards Council. Application of those from 2003 applicable recommendations have had no effect on the Company's recorded result and balance for 2004 and earlier periods. However, requirements for further supplementary disclosures have been added. Fixed assets, long-term liabilities and provisions consist in principal of amounts that are expected to be recovered or paid more than 12 months after the balance sheet date. Current assets and current liabilities consist in principle entirely of amounts that are expected to be recovered or paid within 12 months from the balance sheet date.

Valuation principles

Assets and liabilities are valued at cost except as mentioned below.

Revenue recognition

Revenue from sale of concentrates is recognized when the company has transferred to the buyer the significant risks and rewards of ownership of concentrates. Recognition of sunk costs is recognized over the period of time that is specified by the agreement.

Financial income and expense

Borrowing costs are charged to the result for the period to which they belongs, except for the part of those included in the mines acquisition value. Interest income has been credited to the result for the period to which it belongs.

Leasing

As the economic risk is payable by the lessor all lease agreements have been classified as operational lease agreements.

Pension costs

The main part of the Company's costs for pensions are fulfilled through charge-based pension plans with continuous payments to independent authority or agency which administers the plans. Pension costs are accounted for when the obligation to pay the costs arises concurrently with the employees achieving the right hereto.

Provision for restoration

Estimated restoration costs for the mine, which are expected to arise when the operations is closed, are charged to the result for the period, with an amount related to each years production.

Intangible Non-Current Assets

Exploration Permits

Fees paid by NAN to extend exploration permits or to acquire new permits are capitalised and are depleted over the period during which the permits are valid. If an exploration permit or a mining concession is transferred to a third party, capitalised costs will be charged against income derived from the sale.

Exploration Costs

General exploration costs are expensed as incurred.

Exploration costs and development costs applicable to mineral deposits deemed capable of commercial production have been capitalised. Only costs incurred after a deposit is found to be commercially viable will be capitalised. Should NAN itself mine ore bodies, capitalised costs will be depleted concurrently with production.

Tangible Non-Current Assets Mine

Cost for development and construction of the mine will be capitalized. As mine production starts, depreciation is made concurrently with production.

Machinery, exploration and office equipment

The costs of acquiring or constructing equipment to be used for exploration, including computer hardware, are capitalized. Office equipment, machinery and exploration equipment are depreciated over the estimated lives of the assets, which is five years. Cars and Computer hardware are depreciated over the estimated lives of the assets, which is three years.

Inventories

Ore has been valued at the lower of production cost and realizable value.

Current Assets

Current assets and investments are valued at the lower of cost or market value.

Receivables and Liabilities in Foreign Currency

Receivables and liabilities in foreign currency are translated into Swedish kronor as per the balance sheet date. Exchange rate differences between current receivables and liabilities are charged to operations while difference between financial receivables and liabilities are charged to financial income and expenses.

Taxes

Income tax expense comprise current and deferred tax. Income tax is recognized in the Income Statement. Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous year. Deferred tax is calculated according to the balance sheet method based on the temporary difference between accounted for and fiscal values on assets and debts. The accounts are calculated based upon how the temporary differences are estimated to be balanced, and with application of the tax rates and rules that have been decided upon or announced as per the balance sheet day. For 2002 and 2003 there is no deferred tax liability.

Segment information

NAN assesses that all of the Company's operations are within one industry segment. Different areas of operation are strongly dependent on, and are conditions for, each other. This means that different lines of business cannot be identified from an accounting perspective. The Company currently provides goods within one geographical area, wherefore accounting of different geographical areas is not possible. The consulting services supplied by the Company contribute less than 10% of both revenue and the Company's assets.

Transactions with related parties

All transactions that have been made during the year were made on market terms.

Asset write-down

Every year-end, an estimate is made whether there is any indication on a decline in asset value. If there is such an indication, write-down is considered.

Notes to the Financial Statements
(Amounts in KSEK)

Note 1: Revenue

The amount for the current year's period refers to Net Smelter Return received for delivered zinc and copper concentrate, 242,424 (256,849) and remuneration for "sunk costs" 7,795 (19,908) which, according to agreement with Boliden, amounts to MUSD 5 and is to be paid during 24 months, starting in June 2002.

Note 2: Exploration costs

Costs include expenditures for drilling amounting to 2,076 (28).

Note 3: Other revenue

Other revenue includes consulting revenue amounting to 5,187 (5,805).

Note 4: Operating profit (loss)

			percent men	percent men
Staff and staff costs	2004	2003	2004	2003
AVERAGE NUMBER OF PERSONS EMPLOYED:
Sweden	18	18	78%	83%
Absence due to illness,
July 1-December 31	1.58%	0.43%
Whereof age 50-	2.20%	0.28%

(Other age categories consist of less than ten persons, which is why no information is presented.) The has been no absence due to long-term illness.

PERCENTAGE MEN IN BOARD OF DIRECTORS AND MANAGEMENT
As at December 31			100%	100%
SALARIES, OTHER REMUNERATIONS AND SOCIAL SECURITY CHARGES:
Board of Directors	500	500
Whereof chairman	100	83
Managing Director	846	963
Other employees	7,331	5,989

Total	8,677	7,452
Social security charges	3,194	3,555
Whereof pension costs	703	718

Salaries and other remunerations

Managing Director Edward F. Posey's monthly salary is USD 10,000 (approximately SEK 74,000 (81,100). In case of the termination of his employment, he is entitled to a severance payment of six months salary. At present there are no bonus or pension contracts between NAN and Edward F. Posey.

Salaries and other remunerations to other employees include 1,224 (1,065) to senior management other than Managing Director and Board of Directors. Other senior management includes the Administrative Director and the Manager of the Malå office, totally 2 (2) persons, whereof - (-) women. The senior managers have pension plans according to Swedish ITP standards.

At present there are no bonus contracts between NAN and the other senior managers. At present there are no bonus or pension contracts between NAN and the members of the Board.

Depreciations per type of cost	2004	2003
Cost of sales	26,729	32,293
Exploration costs	868	1,677
General and administration costs	46	76

	27,643	34,046
Depreciations per type of asset	2004	2003
Exploration permits	707	1,521
Capitalized exploration costs	5,785	7,323
Mine construction	20,923	24,970
Machinery, exploration and office equipment	228	232

	27,643	34,046

Provision for restoration 949 (1,032).
Leasing fees relating to operational leasing	2004	2003
Leasing fees paid during the financial year	154	141
Future leasing fees according to lease contracts:
Maturity within one year	171	60
Maturity between one and five years	258	101
Maturity later than five years	-	-

	583	302

Office rents amount to 1,816 (1,443).

Rents for power supply station 4,042 (3,896).

Auditing expenses

Auditing expenses to KPMG Bohlins AB for 2004 is 160 (235). Other work has been performed by KPMG Bohlins AB amounting to 0 (0). There have been no auditing expenses to other auditors.

Note 5: Taxes, Deferred tax
		2004		2003
Current tax expense
Tax expense for the period		-10,063		-17,033
Adjustment relating to prior year		-		72
		-10,063		-16,961
Reconciliation of effective tax
Profit before taxes		35,818		60,674
Income tax	28%	-10,029	28%	-16,989
Non-deductible expenses	122	-34	167	-46
Tax-exempt income	-1	0	-8	2
Over/underprovided in previous year		-		72
Reported tax expense		-10,063		-16,961
Revaluation of presented value
of deferred tax claim		12,027		22,090
Tax losses brought forward		42,953		78,892

Note 6: Exploration permits
			2004	2003
Granted exploration permits
Accumulated acquisition costs at the beginning of the year			9,547	8,477
Relinquishments			-9,285	-
Acquisitions			868	1,070
Closing acquisition cost			1,130	9,547
Depletion - exploration permits
Beginning of the year			-9,063	-7,542
Returned depreciations			9,285	-
Depletion during the year			-707	-1,521
Depletion carried forward			-485	-9,063
Residual value (according to plan)			645	484
Exploration permits applied for
Accumulated acquisition costs at the beginning of the year			109	273
Relinquishments			-	-4
Acquisitions			778	916
Expensed costs			-	-6
Permits granted			-868	-1,070
Residual value (according to plan)			19	109
Total exploration permits			664	593

As exploration permits are amortized over their period of validity, no amortization has been charged per December 31 against capitalized fees for applications not yet granted.

Note 7: Capitalised exploration costs
	2004	2003
Capitalised exploration costs
Accumulated acquisition costs at beginning of year	34,030	34,030
Closing acquisition cost	34,030	34,030
Depletion - exploration costs
Beginning of year	-10,741	-3,418
Depletion during year	-5,786	-7,323
Depletion, net	-16,527	-10,741
Residual value (according to plan)	17,503	23,289

In accordance with key accounting policies, exploration costs applicable to Storliden have been capitalised starting on July 1, 1998 when the deposit was deemed capable of commercial production. As from June 1, 2002, amortizations are made concurrently with production.

Note 8: Mine and land
	2004	2003
Mine costs
Accumulated acquisition costs at beginning of year	122,623	115,641
Acquisitions	5,860	6,982
Net book value	128,483	122,623
Depreciation - mine costs
Beginning of year	-36,509	-11,539
Depreciation during year	-20,924	-24,970
Depreciation, net	-57,433	-36,509
Residual value	71,050	86,114

In accordance with key accounting policies, costs for construction of the Storliden mine have been capitalised. As from June 1, 2002, amortizations are made concurrently with production. The assessed value for the Company's land amounts to 541 (541).

Note 9: Machinery, exploration equipment and office equipment
	2004	2003
Machinery and exploration equipment
Accumulated acquisition costs at beginning of year	4,423	4,296
Relinquishments	-4,049	-
Acquisitions	656	127
Closing acquisition cost	1,030	4,423
Depreciation - machinery and exploration equipment
Beginning of year	-4,137	-3,981
Relinquishments	4,049	-
Depreciation during year	-242	-156
Depreciations, net	-330	-4,137
Residual value (according to plan)	700	286
Office equipment
Accumulated acquisition costs at beginning of year	2,208	2,099
Relinquishments	-2,031	-
Acquisitions	-	109
Net book value	177	2,208
Depreciations - office equipment
Beginning of year	-2,155	-2,079
Relinquishments	2,031	-
Depreciations during year	16	-76
Depreciations, net	-108	-2,155
Residual value (according to plan)	69	53
Total machinery, exploration equipment and office equipment .	769	339

Note 10: Inventories
	2004	2003
Ore	3,774	5,208

No part of the inventories has been accounted to net realizable value.

Note 11: Prepaid expenses and accrued income
	2004	2003
Accrued income Storliden	38,618	22,583
Prepaid rent	319	320
Other prepaid costs	214	649
	39,151	23,552

Note 12: Capital and reserves

The total number of shares is 31,240,710 (31,240,710) with par value of SEK 0.15 (0.15) per share. All shares have the same voting rights.

Note 13: Loans

Credit from supplier Boliden Mineral AB for development of the Storliden mine carried an interest of 3 months Stibor +2%. The credit was amortized with part of the surplus generated from the Storliden mine. Facility granted up to 150,000. Loan facility from Boliden Mineral AB and Lundin Mining Corporation carried an interest of 8%. Facility granted 20,000. All loans were repaid during 2004.

Note 14: Current liabilities
	2004	2003
Trade creditors	10,660	2,028
Other liabilities	3,236	2,151
Holiday payment, accrued salaries and social cost	3,634	3,036
Accrued expenses Boliden	11,905	4,500
Other	753	1,379
Total	30,188	13,094

All current liabilities are expected to be paid within twelve months.

Note 15: Assets pledged

Bank accounts: The Company has blocked 400 (400) in favour of the Swedish Mining Inspector in accordance with the Mineral Act.

Floating charge: The Company had blocked MSEK 0 (150) in favour of Boliden Mineral AB for a supplier credit and MSEK 0 (10) for a credit facility. The Company had blocked MSEK 0 (10) in favour of Lundin Mining Corporation for a credit facility. The Company had blocked MSEK 0 (2) of the second mortgage within MSEK 150 to Handelsbanken for bank overdraft facility.

Property mortgage: The Company had blocked MSEK 0 (2) in favour of Boliden Mineral AB for a supplier credit.

Note 16: Risks

Currency risk: NAN's main revenue (Net Smelter Return and "sunk costs") are received in USD. Currency risk is within the inventories and part of the accrued income. NAN's revenue is thus dependent on the USD development. NAN's costs are mainly in SEK. The Company's current currency policy is not to use USD hedgings.

Financing and liquidity risk: NAN's continued exploration activities and capacity to pay back loans are dependent on the fact that mining and milling of the ore from the Company's mine are performed according to plan.

Credit risk: NAN currently has one customer, Boliden Mineral AB, a company listed on the Stockholm Stock Exchange. NAN is thus dependent on the customer's positive development.

Cash flow risk: The cash flow risk is the risk that the future cash flows related to a monetary financial instrument varies in size. NAN has loans and lease contracts with floating interest that affects the cash flow risk.

Interest risk/market risk: The interest risk is the risk that the value of a financial instrument varies due to changes in market rates. The interest risk is proportionately low since the interest-bearing financing consists of loans and a limited volume of lease contracts with floating interest rates. The loans were paid in full during 2004. The market risk is based on the effect on income from changes in the prices of financial instruments outstanding. NAN currently doesn't have any financial instruments outstanding.

Risk in metal prices: NAN's main products, zinc and copper, are traded on the London Metals Exchange (LME), and the prices of these are dependent on the global development for the base metal market.

Financial policy: NAN's financial policy was adopted in May 1997 and requires that investments will only be made in assets denominated in SEK and in securities issued by: i) The Swedish State, or in bonds issued by Swedish State owned companies or in bonds backed by the Swedish State and, ii) Swedish Swedish banks: SEB, Svenska Handelsbanken, Nordea, FöreningsSparbanken, or their wholly owned subsidiarie, i.e. SEB Bolån, Nordea Hypotek, Stadshypotek, and others.

Auditors' Report

To the general meeting of the shareholders of North Atlantic Natural Resources AB (publ.), corporate identity number 556538-5076

We have audited the annual accounts, the accounting records and the administration of the board of directors and the managing director of North Atlantic Natural Resources AB for the year 2004. These accounts and the administration of the company are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the annual accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director and significant estimates made by the board of directors and the managing director when preparing the annual accounts as well as evaluating the overall presentation of information in the annual accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the statement of operations and balance sheet be adopted, that the profit be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Uppsala, April 5, 2005

KPMG Bohlins AB

Thomas Thiel
Authorized Public Accountant

Audit Report

To the board of Directors of Lundin Mining Corporation

We have audited the annual reports, of North Atlantic Natural Resources AB (publ) ("the Company") for the years ended December 31, 2004 and 2003. These accounts and the administration of the company are the responsibility of the board of directors and the managing director.

The annual accounts have been prepared in accordance with the Annual Accounts Act in Sweden and, thereby, give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We have examined the attached document "Differences between Swedish GAAP and Canadian GAAP". The reconciliation between Swedish Generally Accepted Accounting Principles and Canadian Generally Accepted Accounting Principles is the responsibility of the Company's management. Our responsibility is to express an opinion on this adjustment based on our audit.

In our opinion, such adjustment, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Uppsala, Sweden, July 11 2005

(signed) Birgitta Gustafsson
Authorized Public Accountant (in Sweden)
KPMG Bohlins AB

1

Differences between Swedish GAAP and Canadian GAAP

The Company has prepared its financial statements in accordance with Swedish GAAP which conform in all material respects to Canadian GAAP except for the following significant difference affecting the Company.

Under Swedish GAAP a provision for restoration is accounted for as a liability on a unit of production basis. Under Canadian GAAP the entire obligation is recognized when there is a legal obligation. When the liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. As a result of this difference, in 2003, the Company would have recognized an additional liability and an asset of SEK 3.7 million and, in 2004, recognized an asset of SEK 3.0 million after the asset has been amortized with SEK 0.7 million. There is no material impact on the statement of operations for either 2003 or 2004.

Uppsala July, 11 2005

Anders Haker
Board member of NAN

1

Pro Forma Consolidated Financial Statements of

LUNDIN MINING CORPORATION

Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of Lundin Mining Corporation

We have read the accompanying unaudited pro forma consolidated balance sheet of Lundin Mining Corporation (the "Company" or "Lundin") as at March 31, 2005 and the unaudited pro forma consolidated statements of operations for the three months then ended and for the year ended December 31, 2004, and have performed the following procedures:

1.     Compared the figures in the columns captioned "Lundin" to the unaudited consolidated financial statements of Lundin Mining Corporation as at March 31, 2005 and for the three months then ended, and found them to be in agreement, or recalculated those figures based on information in such unaudited consolidated financial statements, and found the amounts to be arithmetically correct.

2.     Compared the figures in the columns captioned "ARCON" to the unaudited consolidated financial statements of ARCON International Resources P.l.c. as at March 31, 2005 and for the three months then ended, and found them to be in agreement, or recalculated those figures based on information in such unaudited consolidated financial statements, and found the amounts to be arithmetically correct.

3.     Compared the figures in the columns captioned "Lundin" to the audited consolidated financial statements of the Company for the year ended December 31, 2004, and found them to be in agreement.

4.     Compared the figures in the columns captioned "ARCON" to the audited consolidated financial statements of ARCON International Resources P.l.c. for the year ended December 31, 2004, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

5.     Compared the figures in the column captioned "NAN" to the audited consolidated financial statements of North Atlantic Natural Resources AB for the year ended December 31, 2004, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

6.     Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)     the basis for determination of the pro forma adjustments; and

(b)     whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

The officials:

(a)     described to us the basis for determination of the pro forma adjustments; and

(b)     stated that the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of the Acts and related regulations.

7.     Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8.     Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Lundin" and "ARCON" as at March 31, 2005 and for the three months then ended, and "Lundin", "ARCON", "Zinkgruvan" and "NAN" for the year ended December 31, 2004, and found the amounts in the column captioned "Total" to be arithmetically correct. These pro forma consolidated financial statements are based on management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Toronto, Canada
July 11, 2005

LUNDIN MINING CORPORATION
Pro Forma Consolidated Balance Sheet
(In thousands of dollars)

March 31, 2005
(Unaudited)
			Pro forma
	Lundin	ARCON	adjustments	Notes	Total

Assets
Current assets:
Cash	$109,997	$1,920	$(76,204)	3(a)	$35,713
Accounts receivable	18,788	3,210	-		21,998
Investments	27,584	-	-		27,584
Inventories	8,129	4,583	-		12,712
Prepaid expenses	904	-	-		904
	165,402	9,713	(76,204)		98,911
Long-term receivables	705	-	-		705
Reclamation bond	-	4,760	-		4,760
Properties, plant and equipment	230,508	56,647	125,165	3(a)	412,320
Future income tax assets	5,390	-	-		5,390
Deferred financing costs	2,801	-	-		2,801
	$404,806	$71,120	$48,961		$524,887

Liabilities and Shareholders' Equity
Current liabilities:
Bank loans and overdraft	$-	$6,063	$-		$6,063
Accounts payable	6,296	3,679	-		9,975
Accrued expenses	8,473	10,599	5,000	3(a)	24,072
Other accrued expenses	5,022	-	-		5,022
Due to related parties	62	-	-		62
Current portion of lease obligation	-	886	-		886
Current portion of deferred revenue	4,767	-	-		4,767
	24,620	21,227	5,000		50,847
Deferred revenue	82,046	-	-		82,046
Provisions for pension	15,558	-	-		15,558
Other provisions	12,855	8,152	-		21,007
Lease obligation	-	414	-		414
Bank loans	-	15,119	-		15,119
Future income tax liabilities	49,344	-	-		49,344
Non-controlling interest	594	-	-		594
Shareholders' equity:
Share capital	224,550	179,060	70,169
			(179,060)	3(a)	294,719
Contributed surplus	1,035	420	(420)	3(a)	1,035
Deficit	(2,106)	(153,272)	153,272	3(a)	(2,106)
Cumulative translation adjustments	(3,690)	-	-		(3,690)
	219,789	26,208	43,961		289,958
	$404,806	$71,120	$48,961		$524,887

See accompanying notes to pro forma consolidated financial statements.

1

LUNDIN MINING CORPORATION
Pro Forma Consolidated Statement of Operations
(In thousands of dollars, except per share amounts)

Three months ended March 31, 2005
(Unaudited)

			Pro forma
	Lundin	ARCON	adjustments	Notes	Total

Revenue	$44,175	$16,074	$-		$60,249
Cost of sales	(31,298)	(14,308)	(6,258)	3(b)	(51,864)

Gross margin	12,877	1,766	(6,258)		8,385
General exploration and project investigation	(2,392)	(51)	-		(2,443)
Administration	(2,035)	(305)	-		(2,340)
Wages and benefits	(1,415)	-	-		(1,415)
	(5,842)	(356)	-		(6,198)
Other income (expenses):
Interest income	495	35	-		530
Other income	310	-	-		310
Other expenses	(100)	(278)	-		(378)
Interest and bank charges	(6)	-	-		(6)
Foreign exchange losses	(249)	(1,135)	-		(1,384)
	450	(1,378)	-		(928)

Earnings (loss) before the undernoted	7,485	32	(6,258)		1,259
Future income taxes	3,112	-	(1,565)	3(c)	1,547
Non-controlling interest	(774)	-	-		(774)

Net earnings (loss)	$3,599	$32	$(4,693)		$(1,062)

Earnings per share:
Basic and diluted	$0.11				$(0.03)

See accompanying notes to pro forma consolidated financial statements.

2

LUNDIN MINING CORPORATION
Pro Forma Consolidated Statement of Operations
(In thousands of dollars, except per share amounts)

Year ended December 31, 2004

				Zinkgruvan,
				January 1, 2004	Pro forma
	Lundin	ARCON	NAN	to June 2, 2004	adjustments	Notes	Total
				(note 3(d))
Revenue	$51,927	$60,359	$44,341	$38,446	$–		$195,073
Cost of sales	(37,292)	(57,365)	(29,955)	(29,254)	(33,303)	3(b)	(187,169)
Gross margin	14,635	2,994	14,386	9,192	(33,303)		7,904
General exploration and project investigation	(3,592)	(236)	(2,974)	(923)	–		(7,725)
Administration	(3,660)	(712)	(1,367)	(894)	–		(6,633)
Shared income	–	–	(4,584)	–	–		(4,584)
Stock-based compensation	(588)	–	–	–	–		(588)
Wages and benefits	(2,698)	–	–	(1,317)	–		(4,015)
	(10,538)	(948)	(8,925)	(3,134)	–		(23,545)
Other income (expenses):
Management fees	78	–	–	–			78
Interest income	536	165	26	133	–		860
Other income	189	–	941	386	–		1,516
Other expenses	(176)	(2,107)	–	(197)	–		(2,480)
Interest and bank charges	(109)	–	(80)	(54)	–		(243)
Foreign exchange gains	525	1,473	–	(36)	–		1,962
	1,043	(469)	887	232	–		1,693
Earnings (loss) before the undernoted	5,140	1,577	6,348	6,290	(33,303)		(13,948)
Gain on sale of investment in NAN	873	–	–	–	–		873
Equity income of NAN	1,724	–	–	–	(1,724)		–
Earnings (loss) before income taxes	7,737	1,577	6,348	6,290	(35,027)		(13,075)
Future income taxes	1,539	–	1,783	899	(8,574)	3(c)	(4,353)
Net earnings (loss)	$6,198	$1,577	$4,565	$5,391	$(26,453)		$(8,722)

Earnings (loss) per share:
Basic and diluted	$0.28						$(0.22)

See accompanying notes to pro forma consolidated financial statements.

3

LUNDIN MINING CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

1. Basis of presentation:

The unaudited pro forma consolidated balance sheet of the Company as at March 31, 2005 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2005 and for the year ended December 31, 2004 have been prepared by management after giving effect to the business combinations between Lundin and ARCON International Resources P.l.c. ("ARCON") and North Atlantic Natural Resources AB ("NAN"). These pro forma consolidated financial statements have been compiled from, and include:

(a)   A pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Lundin as at March 31, 2005 and the unaudited consolidated balance sheet of ARCON as at March 31, 2005;

(b)   A pro forma consolidated statement of operations combining the unaudited consolidated statement of operations of Lundin for the three months ended March 31, 2005 with the unaudited consolidated statement of operations of ARCON for the three months ended March 31, 2005;

(c)   A pro forma consolidated statement of operations combining the audited consolidated statement of operations of Lundin for the year ended December 31, 2004 and the audited consolidated statement of operations of ARCON and NAN for the year ended December 31, 2004; and

(d)   The pro forma consolidated statement of operations of Lundin for the year ended December 31, 2004 also includes the acquisition of North Mining Svenska AB on June 2, 2004, which includes a 100% direct interest in the Zinkgruvan mine ("Zinkgruvan"), as if the transaction had occurred on January 1, 2004.

The pro forma consolidated balance sheet as at March 31, 2005 has been prepared as if the combination with ARCON described in note 2 had occurred on March 31, 2005. The pro forma consolidated statements of operations for the three months ended March 31, 2005 and for the year ended December 31, 2004 have been prepared as if the transactions described in note 2 had occurred on January 1, 2004.

4

LUNDIN MINING CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

1.     Basis of presentation (continued):

It is management's opinion that these pro forma consolidated financial statements present, in all material respects, the transactions described in note 2 in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies used in the preparation of these statements are consistent with Lundin's accounting policies for the year ended December 31, 2004 and the three months ended March 31, 2005. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Lundin, which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Lundin, ARCON and NAN consolidated financial statements have been reclassified to provide a consistent classification format.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Lundin, NAN and ARCON.

2.     Business acquisitions:

(a)    NAN:

On December 30, 2004, the Company acquired all Boliden AB's ("Boliden") 11,537,000 shares in NAN, representing 36.9% of the shares and votes. The consideration for all of Boliden's NAN shares amount to 2,176,800 newly issued Lundin shares, representing 6.5% of the shares and votes in Lundin on an undiluted basis. Applying the market price on The Toronto Stock Exchange for Lundin's shares of $10.40 (SEK 56.32), the total consideration for all of Boliden's NAN shares was $22,638,720.

5

LUNDIN MINING CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

2.     Business acquisitions (continued):

Prior to the acquisition of Boliden's NAN shares, Lundin held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following acquisition, Lundin held 23,117,000 shares in NAN, representing 74.0% of the shares and votes. A public offer (the "Offer") in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules has been made to all remaining NAN shareholders in February 2005. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, have accepted the Offer. Combined with the 23,117,000 shares held by the Company prior to the Offer, Lundin as at March 31, 2005 held 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes.

The additional acquisitions of 36.9% from Boliden and 23.6% from the Offer to the remaining shareholders have been accounted for using the purchase method. The preliminary allocation of the purchase price summarized in the table below is subject to change:
Purchase price:
Consideration paid with new shares	$40,968
Acquisition costs	585

$41,553

Net assets acquired:
Cash	$10,242
Other working capital, net	5,320
Mining properties	67,459
Property, plant and equipment	155
Future income tax liabilities	(14,552)
Other provisions	(394)
68,230

Less:
Non-controlling interest	1,364
Carrying value of prior investment in NAN	25,313
26,677

$41,553

6

LUNDIN MINING CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

2.     Business acquisitions (continued):

In the preparation of these pro forma consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management's best estimates and taking into account all relevant information available at the time these statements were prepared, Lundin expects that the actual amounts for each of the fair values of the assets and liabilities acquired will vary from the pro forma amounts and that the variation may be material.

As a result of the additional purchase of NAN shares on December 30, 2004, NAN has been fully consolidated with Lundin as at December 31, 2004 and, accordingly, there are no pro forma adjustments required as at and for the period ended March 31, 2005.

(b)    ARCON:

On March 3, 2005, Lundin and ARCON announced that the respective Boards of Directors had agreed to a merger of the two companies. The terms of the merger require a cash payment of U.S. $36.2198 and 3.2196 Lundin Swedish Depository Receipts ("SDRs") for every 100 ARCON shares.

On April 12, 2005, the directors of Lundin announced that all of the conditions of the merger had been satisfied or waived and, accordingly, the merger was declared unconditional in all respects. As of April 26, 2005, Lundin held 159,354,205 ARCON shares, representing approximately 92% of ARCON's currently issued share capital.

This business combination will be accounted for as a purchase transaction, with Lundin being identified as the acquirer and ARCON as the acquiree.

7

LUNDIN MINING CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

2.     Business acquisitions (continued):

The preliminary allocation of the purchase price summarized in the table below is subject to change:
Purchase price:
Common shares issued	$70,169
Cash	76,205
Acquisition costs	5,000

$151,374

Net assets acquired:
Cash	$1,920
Non-cash working capital	(12,547)
Other long-term assets	4,760
Properties, plant and equipment	181,812
Reclamation and other provisions	(8,152)
Capital lease obligations	(1,300)
Bank loans	(15,119)

$151,374

The fair value of the Lundin shares issued is based on the deemed issuance of 5,600,108 Lundin SDRs at $12.53, being the average share price of Lundin two days before, the day of, and two days after the measurement date.

The actual adjustments that Lundin will ultimately make in finalizing the allocation of the purchase price of ARCON to the fair value of the net assets acquired will depend on a number of factors, including additional information available at such time, changes in market values and changes in ARCON's operating results between the date of these pro forma consolidated financial statements and the effective date of the acquisition.

In the preparation of these pro forma consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management's best estimates and taking into account all relevant information available at the time these statements were prepared. Lundin expects that the actual amounts for each of the fair values of the assets and liabilities acquired will vary from the pro forma amounts and that the variation may be material.

8

LUNDIN MINING CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

3.     Pro forma assumptions and adjustments:

The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a)    The assumption that the completion of the agreement for the merger of Lundin and ARCON and Lundin and NAN will occur and to record the combination of Lundin and ARCON and Lundin and NAN and all the purchase accounting adjustments related thereto;

(b)    To record adjustments to depreciation expense resulting from adjustments to asset carrying values in the purchase allocations of $6.3 million related to ARCON for the three months ended March 31, 2005 and $25.0 million and $8.3 million for ARCON and NAN, respectively, for the year ended December 31, 2004. A change in the fair value of the properties, plant and equipment acquired from ARCON of $10 million would change depreciation expense by $2.0 million and $0.5 million for year ended December 31, 2004 and three months ended March 31, 2005, respectively;

(c)    To record the tax effect of the pro forma adjustments; and

(d)    To account for Zinkgruvan for the period from January 1, 2004 to June 2, 2004, the date of the acquisition.

4.     Pro forma earnings per share:

Basic and diluted earnings per share:

The average number of shares used in the computation of pro forma basic earnings per share has been determined as follows:

	March 31,	December 31,
	2005	2004
Weighted average number of Lundin shares issued	33,516	22,160
Number of weighted average equivalent Lundin shares issued to purchase Zinkgruvan	–	8,405
Number of weighted average equivalent Lundin shares issued to ARCON's shareholders	5,600	5,600
Number of weighted average equivalent Lundin shares issued to NAN's shareholders	1,383	3,560
Pro forma weighted average number of shares outstanding	40,499	39,725

The impact of outstanding options on the pro forma loss per share has been excluded, as it would be anti-dilutive.

9

LUNDIN MINING CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

5. Reconciliation of ARCON to Canadian GAAP:

The ARCON balance sheet was converted from Euros to Canadian dollars using the March 31, 2005 rate of Euro 1 = Cdn. $1.5689. The statements of operations of ARCON for the period ended March 31, 2005 and year ended December 31, 2004 were converted to Canadian dollars using the average rates of Euro 1 = Cdn. $1.6077 and Euro 1 = Cdn. $1.6169 for the respective periods.

The following are the adjustments required to the ARCON consolidated balance sheet and consolidated statement of operations as at and for the period ended March 31, 2005 and the consolidated statement of operations for the year ended December 31, 2004:

Balance sheet:

		Canadian
	Irish	GAAP	Canadian
March 31, 2005	GAAP	adjustments(i)	GAAP

Assets
Current assets:
Cash	$6,680	$(4,760)	$1,920
Accounts receivable	3,210	–	3,210
Inventories	4,583	–	4,583
	14,473	(4,760)	9,713
Reclamation bond	–	4,760	4,760
Properties, plant and equipment	43,984	12,663	56,647
	$58,457	$12,663	$71,120

Liabilities and Shareholders' Equity
Current liabilities:
Bank loans and overdraft	$6,063	$–	$6,063
Accounts payable	3,679	–	3,679
Accrued expenses	10,599	–	10,599
Current portion of lease obligation	886	–	886
	21,227	–	21,227
Other provisions	8,152	–	8,152
Lease obligation	414	–	414
Bank loans	15,119	–	15,119
Shareholders' equity:
Share capital	179,060	–	179,060
Contributed surplus	–	420	420
Retained earnings (deficit)	(161,208)	7,936	(153,272)
Cumulative translation adjustments	(4,307)	4,307	–
	13,545	12,663	26,208
	$58,457	$12,663	$71,120

10

LUNDIN MINING CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

5. Reconciliation of ARCON to Canadian GAAP (continued):

Statement of operations:

		Canadian
	Irish	GAAP	Canadian
March 31, 2005	GAAP	adjustments(i)	GAAP

Revenue	$16,074	$–	$16,074

Cost of sales	(13,736)	(572)	(14,308)

Gross margin	2,338	(572)	1,766

General exploration and project investigation	(51)	–	(51)
Administration	(268)	(37)	(305)
	(319)	(37)	(356)

Other income (expenses):
Interest income	35	–	35
Other expenses	(278)	–	(278)
Foreign exchange losses	(240)	(895)	(1,135)
	(483)	(895)	(1,378)

Net earnings (loss)	$1,536	$(1,504)	$32

11

LUNDIN MINING CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

5. Reconciliation of ARCON to Canadian GAAP (continued):

Statement of operations:

		Canadian
	Irish	GAAP	Canadian
December 31, 2004	GAAP	adjustments(i)	GAAP

Revenue	$60,359	$–	$60,359

Cost of sales	(55,371)	(1,994)	(57,365)

Gross margin	4,988	(1,994)	2,994

General exploration and project investigation	(236)	–	(236)
Administration	(590)	(122)	(712)
	(826)	(122)	(948)

Other income (expenses):
Interest income	165	–	165
Other expenses	(2,107)	–	(2,107)
Foreign exchange gains	108	1,365	1,473
	(1,834)	1,365	(469)

Net earnings (loss)	$2,328	$(751)	$1,577

(i)For a detailed description of the Canadian GAAP adjustments, see note 26 to the consolidated financial statements of ARCON.

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